iaNett International Systems Ltd.
Suite 301, 1281 West Georgia Street
Vancouver, BC  V6E 3J5

NEWS RELEASE

March 21, 2002

Symbols:

CDNX – INE

OTC – INEFF

 iaNett appoints former Big Pipe Inc. (A Shaw Communications Company TSE:SJR.B), senior executive Rick Thomas as President and CEO.

Vancouver, British Columbia—March 21, 2002---

Mr. Gord Samson is pleased to announce the appointment of Mr. Rick Thomas to the position of President & Chief Executive Officer.

Mr. Thomas comes to iaNett (CDNX:INE, OTCBB:INEFF) from his Senior Executive position with Big Pipe Inc., (A Shaw Communications Company), which owns, operates and manages the largest IP fiber optic communications system in Canada. At Big Pipe Inc., Mr. Thomas was responsible for strategic planning as well as sales and marketing of Big Pipe Inc. into the Western Canadian marketplace. Mr. Thomas brings with him the benefit of the alliances with various Shaw Communications companies that he has developed.

Mr. Thomas has an advanced knowledge of information systems, especially within a large-scale network, as well as computer literacy in multiple operating systems, software applications, programming languages, and the business implications of these new technologies. Mr. Thomas’ 25 years of experience make him an ideal candidate for iaNett International Systems Ltd. as it moves through it’s transition and proposed reverse merger with the Data Fortress Technologies Group (2002) Inc. into the future.

Mr. Samson, in turning over the office of President and CEO to Mr. Thomas, will remain as the Company’s Chief Financial Officer (“CFO”) and Director. The Company would like to thank Mr. Samson for his efforts and role in the reorganization and restructuring of iaNett, as well as his critical expertise in guiding the Company through the merger process with the Data Fortress Technologies Group (2002) Inc. The Board of Directors is pleased that Mr. Samson will continue as CFO of the Company as it moves forward.

Mr. Thomas has a 14% stake in the newly formed Data Fortress Technologies Group (2002) Inc.,

the holding company with which iaNett is currently completing the proposed acquisition.

The Company hereby grants 250,000 stock options to Mr. Thomas in conjunction with his appointment to the Board.  The stock options are exercisable at a price of $0.14 per share for a period of five years, subject to regulatory approval.

Mr. Samson is also pleased to announce that the information circular describing the proposed reverse take-over with the Data Fortress Group is in the process of being mailed to shareholders for their review for the April 19, 2002 Annual and Special General Meeting.

About The Data Fortress Group

The Data Fortress Technologies Group (2002) Inc. is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively (“The Data Fortress Group”).  The companies in this group have been in business for over 10 years with combined annual revenues in the $5 to $6 million range.  The companies collectively provide wholesale manufacturing of equipment ranging from PC’s to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It recently completed the installation of a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone.  Emphasis has been placed on disaster recovery systems for both corporate and government clients. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

To receive information on the Company by e-mail, please forward your Internet address to
info@ianett.com

Investor Relations Toll Free: 1-888-388-4636

ON BEHALF OF THE COMPANY

“Gordon Samson”

Gordon Samson,
Director

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company’s clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.